EXHIBIT 99.2

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years Ended December 31, 2008 and 2007

This Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operation of Thompson Creek Metals Corporation Inc. (“Thompson Creek” or the “Corporation”) was prepared as at March 19, 2009, and should be read in conjunction with the audited consolidated financial statements of the Corporation and the notes thereto for the years ended December 31, 2008 and 2007. All dollar amounts are expressed in United States (“US”) dollars unless otherwise indicated. Additional information on the Corporation is available on SEDAR at www.sedar.com.

Business Overview

Thompson Creek is a Canadian molybdenum mining company with vertically integrated mining, milling, processing and marketing operations in Canada and the US. The Corporation’s operations include the Thompson Creek Mine (mine and mill) in Idaho, the Langeloth Metallurgical Roasting Facility in Pennsylvania and a 75% joint venture interest in the Endako Molybdenum Mine Joint Venture (“Endako Mine”) (mine, mill and roaster) in British Columbia. In addition, the Corporation has two high-grade underground molybdenum development projects, the Davidson molybdenum property (“Davidson Project”), located in British Columbia, and the Mount Emmons molybdenum property, located in Colorado.

Highlights 2008

•

Net income for 2008 was $183.2 million, or $1.53 per basic and $1.39 per diluted common share. After adjusting for 2008 special items totalling $93.1 million ($0.71 per diluted share), 2008 adjusted net income totalled $276.3 million, or $2.31 per basic and $2.10 per diluted common share, compared to $157.3 million for 2007, or $1.43 per basic and $1.24 per diluted common share.

•

Special items included non-cash charges taken in the fourth quarter 2008 totalling $93.1 million ($0.71 per diluted common share), which represented the write-down of goodwill of $68.2 million, a change in tax valuation allowances of $23.1 million and a reduction in the after-tax carrying value of finished goods inventories of $1.8 million.

•	Consolidated revenues for 2008 were $1 billion, up 11% from 2007.

•

Consolidated molybdenum sales for 2008 totalled $992.2 million, representing 33.0 million pounds sold at an average realized price of $30.04 per pound (which includes sales of 22.3 million pounds from the Corporation’s mined production and 10.7 million pounds of third party product purchased, processed and resold).

•	Operating cash flows were $417.6 million for 2008, compared to $182.6 million for 2007.

•

Capital expenditures totalled $114 million in 2008, comprised of $71 million of sustaining capital expenditures at the operating sites together with $43 million of capital expenditures for the Endako mill expansion (75% share).

•	Total cash and cash equivalents were $258 million and total debt was $17.3 million at December 31, 2008.

•

In June 2008, 10,914,700 common shares were issued from treasury for net proceeds of $218.1 million. The proceeds from this share issuance were used to retire all of its remaining $219.4 million debt incurred for the acquisition of Thompson Creek Metals Corporation USA.

•	Molybdenum mined production in 2008 increased 59% from 2007 to a total of 26.0 million pounds.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

Revised 2009 Operating Plans

Molybdenum prices averaged $33.22 per pound of molybdenum for the first nine months of 2008 according to the average monthly Platts Metals Week published molybdenum oxide price. During the fourth quarter of 2008, slowing demand for molybdenum resulted in a sudden and sharp decline in molybdenum prices. The average weekly Platts Metals Week published molybdenum oxide price declined to $8.75 per pound in November 2008, with an average of $16.04 per pound for the fourth quarter of 2008. For the two months ended February 28, 2009, the average Platts Metals Week published molybdenum oxide price was $9.18 per pound. For the week of March 16, 2009, the Platts Metals Week published molybdenum oxide price was $8.55 per pound.

Given the weak global economic conditionsand the sharp decline in molybdenum prices, the Corporation took various actions and made revisions to 2009 operating plans. The Corporation believes the long-term outlook for its business is positive; however, in order to conserve cash given the current economic uncertainty, the Corporation’s near-term plans were modified to reduce capital expenditures, costs and production. The major revisions to 2009 operating plans as of the date of this report are as follows:

•	Reduced 2009 capital expenditures, including the postponement of the mill expansion project at its 75%-owned Endako Mine and postponement of the development of the Davidson project.
•

For 2009, total capital expenditures at the Corporation’s operating sites are expected to be approximately $60 million, including estimated sustaining capital expenditures at both mines and the Langeloth Metallurgical Facility totalling $38 million and the Corporation’s 75% share of the estimated Endako mill expansion totalling $22 million.

•

Prior to this reduction, the Corporation was planning capital expenditures of approximately $300 million for 2009, including $149 million for its share of the Endako mill expansion, $50 million for the Davidson project and the remainder for sustaining capital expenditures at the operating sites.

•	Reduced 2009 molybdenum production levels to between 20 to 24 million pounds, down from 2008 production of 26 million pounds and down from previous guidance of 31.5 to 34 million pounds.
•	For 2009, expected production from the Thompson Creek Mine is 15 to 17 million pounds and the Corporation’s 75% share of Endako Mine expected production is 5 to 7 million pounds.
•

The planned production adjustments include a reduction in the Thompson Creek Mine mill operation to 70% capacity (a ten days on, four days off schedule), which began in March, a reduction in the Endako Mine production capacity to 80% and a temporary summer suspension of operations for approximately one month at both the Thompson Creek and Endako mines.

•

The reductions in production and schedules are expected to result in a decline in the Corporation’s total number of permanent employees through attrition and layoffs to approximately 740 by the end of 2009, a 13% decline from the end of 2008.

The Corporation believes that these actions will ensure that working capital levels are maintained. The Corporation is well positioned with December 31, 2008 working capital of $356.3 million, including $258.0 million of cash and cash equivalents, $55.0 million of receivables, no borrowings under its $35 million line of credit facility and $5.6 million as the current portion of equipment loans.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

Outlook

The Corporation’s revised 2009 operating plans result in the reduction of 10 to 11.5 million pounds of molybdenum production, or a 29% to 37% reduction, compared to previous guidance. For calendar 2009, anticipated average cash cost per pound produced have been revised to an estimated $7.25 to $8.25 per pound, with the Thompson Creek Mine expected to be approximately $7.00 to $8.00 per pound (compared to previous guidance of $5.00 to $6.00 per pound) and the Endako Mine at an estimated cash cost of $8.00 to $9.00 per pound (which remains unchanged from previous guidance). This assumes a US$/Cdn$ exchange rate of 1.20. The revised 2009 Thompson Creek Mine cash cost per pound produced includes approximately $40 million of stripping costs, totalling $2.30 to $2.60 per pound produced, related to future planned production phases. The revised 2009 Endako Mine operating plan has minimal stripping costs which, as a result, were not planned to be deferred. See Non-GAAP Financial Measures on page 16 for additional information regarding cash cost per pound produced.

For calendar 2009, the Corporation’s sales of molybdenum produced from its own mines are expected to be 20 to 24 million pounds compared to 2008 sales from its own mines of 22.3 million pounds. Sales of molybdenum purchased, processed and resold for 2009 are expected to be 3 to 4 million pounds compared to calendar 2008 sales from purchased product of 10.7 million pounds.

Operating cash flows for 2009 together with existing cash reserves, the undrawn line of credit and equipment financings are expected to meet the Corporation’s cash requirements for its anticipated capital spending programs, deferred stripping and working capital requirements. Operating cash flows will be impacted by $20 to $24 million for every $1.00 per pound change in the molybdenum price. The Corporation is positioned to react quickly to further changes in the molybdenum market in order to ensure that working capital levels are maintained.

During 2007, mineral reserves were recalculated and increased at both operating mines using a long-term price of $10.00 per pound for molybdenum sales. Other than 2008 production, there have been no further changes to reserves as of December 31, 2008. Analysis of 2008 development drilling activities will continue at both the Thompson Creek and Endako mines during 2009 to complete the update to the mineral reserve and resource study. Given the current economic environment, there are no planned 2009 drilling activities at either mine.

Expenditures under an earn-in agreement on the Mount Emmons underground molybdenum project in Colorado for 2009 are expected to be $5 to $7 million.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

Selected Consolidated Operations and Financial Information

(US$ in millions except per pound and per share amounts)	Three months ended December 31,		Years ended December 31,
	2008 (Unaudited)	2007 (Unaudited)	2008	2007
Operations
Molybdenum production from mines (000’s lb) (1)	7,773	3,443	26,045	16,366
Cash cost ($/lb produced) (2)	$6.01	$13.58	$7.54	$10.03
Molybdenum sold (000’s lb):
Thompson Creek Mine and Endako Mine production	6,558	3,151	22,349	19,477
Product purchased, processed and resold	1,565	3,066	10,681	11,492

	8,123	6,217	33,030	30,969

Realized price ($/lb)	$21.72	$31.08	$30.04	$28.77
Financial
Revenue
Molybdenum sales	$176.5	$193.2	$992.2	$891.1
Tolling and calcining	5.1	4.6	19.2	23.3

	181.6	197.8	1,011.4	914.4

Cost of sales
Operating expenses	76.7	139.5	524.2	554.5
Selling and marketing	2.1	1.5	10.1	9.0
Depreciation, depletion and amortization	14.0	8.4	45.2	48.2
Accretion	0.3	0.5	1.7	1.7

	93.1	149.9	581.2	613.4

Income from mining and processing	88.5	47.9	430.2	301.0

Other (income) expenses
Goodwill impairment	68.2	—	68.2	—
General and administrative	8.7	6.5	24.4	15.9
Stock-based compensation	2.6	4.8	15.6	16.3
Exploration and development	5.4	(0.7)	7.9	4.6
Foreign exchange (gains) losses	(18.8)	(0.8)	(24.0)	4.3
Interest (income) expense and other	2.9	4.5	14.8	31.6

Income before income and mining taxes	19.5	33.6	323.3	228.3

Income and mining taxes	44.1	4.8	140.1	71.0

Net income (loss)	$(24.6)	$28.8	$183.2	$157.3

Net income (loss) per share
- basic	(0.20)	0.25	$1.53	$1.43
- diluted	(0.20)	0.22	$1.39	$1.24
Cash flow provided by operating activities	$181.0	$45.7	$417.6	$182.6

	Dec. 31, 2008	Dec. 31, 2007

Cash and cash equivalents	$258.0	$113.7
Total assets	$1,099.2	$1,109.7
Total debt	$17.3	$237.4
Total liabilities	$281.7	$622.1
Shareholders’ equity	$817.5	$487.6
Shares outstanding (000’s)	122,253	113,364

[1]

Mined production pounds are molybdenum oxide and high performance molybdenum disulfide (“HPM”) from the Corporation’s share of the production from the mines; excludes molybdenum processed from purchased product.

[2]

Weighted-average of Thompson Creek Mine and Endako Mine cash costs (mining, milling, roasting and packaging) for molybdenum oxide and HPM produced in the period, including stripping costs. Cash cost excludes: the effect of purchase price adjustments, the effects of changes in inventory, and depreciation, depletion, amortization and accretion. The cash cost for Thompson Creek, which only produces

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

sulfide on site, includes an estimated molybdenum loss and an allocation of roasting and packaging costs from the Langeloth facility. See Non-GAAP Financial Measures on page 16 for additional information.

Summary of Quarterly Results

(US$ in millions except per pound and per share amounts – Unaudited)

	Mar 31 2007	Jun 30 2007	Sep 30 2007	Dec 31 2007	Mar 31 2008	Jun 30 2008	Sep 30 2008	Dec 31 2008
Operations
Mined molybdenum
production (000’s lb)	5,433	4,466	3,024	3,443	5,589	6,184	6,499	7,773
Cash cost
($/lb produced) (1)	$6.51	$9.07	$13.22	$13.58	$8.29	$8.85	$7.33	$6.01
Molybdenum sold (000’s lb)
Thompson Creek Mine and
Endako Mine Production	7,857	5,079	3,391	3,151	4,082	4,830	6,879	6,558
Product purchased,
processed and resold	2,629	3,075	2,722	3,066	3,572	2,500	3,044	1,565

	10,486	8,154	6,113	6,217	7,654	7,330	9,923	8,123

Realized price ($/lb)	$24.87	$29.59	$32.06	$31.08	$32.69	$32.68	$32.85	$21.72

Financial
Revenue	$267.9	$247.8	$200.9	$197.8	$254.8	$243.9	$331.1	$181.6
Income from mining and
processing	$88.1	$104.1	$60.9	$47.9	$77.3	$105.4	$159.0	$88.5
Net income (loss)	$47.7	$56.8	$24.0	$28.8	$46.8	$60.4	$100.6	$(24.6)
Income (loss) per
share
- basic	$0.46	$0.51	$0.21	$0.24	$0.41	$0.52	$0.80	$(0.20)
- diluted	$0.43	$0.45	$0.18	$0.22	$0.37	$0.45	$0.74	$(0.20)
Cash flow provided
by operating activities	$105.0	$0.4	$31.4	$45.7	$63.4	$62.9	$110.3	$181.0

[1]	See Non-GAAP Financial Measures on page 16 for additional information.

Financial Review

Three Months Ended December 31, 2008 and 2007

Income Statement

Net loss for the three months ended December 31, 2008 was $24.6 million or $0.20 per basic and diluted share. After adjusting for 2008 special items totalling $93.1 million, $0.76 per diluted share, the 2008 fourth quarter adjusted net income totalled $68.5 million, or $0.56 per basic and diluted common share, compared to $28.8 million or $0.25 per basic and $0.22 per diluted share for the fourth quarter of 2007.

Special items included charges taken in the fourth quarter 2008 totalling $93.1 million, $0.76 per diluted common share, which represented the write-down of goodwill of $68.2 million, a change in tax valuation allowances of $23.1 million (related to the realization of tax assets for alternative minimum tax and stock compensation) and an after-tax valuation allowance against the carrying value of finished goods inventories of $1.8 million.

Revenues for the three months ended December 31, 2008 were $181.6 million, down $16.2 million or 8% from $197.8 million for the same period in 2007. This decrease reflected lower average realized sales prices in the 2008 fourth quarter which was partially offset by higher molybdenum sales volume in the 2008 fourth quarter. Molybdenum sold from the Corporation’s mines in the fourth quarter of 2008 was 6.6 million pounds, up 108% from 3.2 million pounds sold in the same period in 2007. Sales volumes in the 2008 quarter were higher than the same period in 2007 primarily due to increased production levels. The average realized sales price for molybdenum in the fourth quarter of 2008 was $21.72 per pound compared to $31.08 per pound in the fourth

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

quarter of 2007. The volume of material toll roasted and processed for third parties was down 41% in the fourth quarter of 2008 relative to the same period in 2007 due to lower demand for these services in the current year period.

Operating expenses for the three months ended December 31, 2008 were $76.7 million, down $62.8 million or 45% from $139.5 million for the same period in 2007. This decrease was primarily due to the lower cash cost per pound produced from the Corporation’s mines in the 2008 quarter together with significantly lower sales volumes and related costs for the third party material that was purchased, processed and resold during the fourth quarter of 2008. This 2008 period decrease was partially offset by a pre-tax finished goods inventory valuation allowance of $3.0 million ($1.8 million after-tax) during the fourth quarter of 2008 as a result of the sharp decline in molybdenum prices during the fourth quarter of 2008. Under Canadian generally accepted accounting principles (“GAAP”), inventories are recorded at the lower of cost or net realizable value.

Cash cost per pound produced from the Corporation’s mines declined in the 2008 quarter to $6.01 per pound produced from $13.58 per pound produced for the comparable quarter in 2007. The decline in the cash cost per pound produced was primarily due to increased production as a result of higher ore grades, recoveries and throughput at the Corporation’s mines. Additionally, in the fourth quarter of 2007, ore processed primarily came from stockpiled material, with lower grades and recoveries.

Depreciation, depletion and amortization expense for the three months ended December 31, 2008 was $14.0 million or 67% more than $8.4 million for the fourth quarter of 2007. This increase was primarily due to an increase in the deferred stripping amortization in the 2008 quarter together with the higher volume of molybdenum sold in the 2008 quarter compared to the 2007 quarter, which were partially offset by the effects of increased mineral reserve estimates established at both of the Corporation’s mines in late 2007.

At December 31, 2008, management completed its annual impairment test of goodwill and long-lived assets which resulted in an impairment charge against goodwill during the fourth quarter of 2008 of $68.2 million and no impairment charge against its long-lived assets. The goodwill assessment utilized the fair-value approach, which took into consideration the recent molybdenum price declines. This goodwill impairment charge did not have any impact on the Corporation’s operating cash flows. Refer to “Critical Accounting Estimates – Asset Impairments” for a further discussion.

General and administrative expense for the three months ended December 31, 2008 was $8.7 million, compared to $6.5 million for the three months ended December 31, 2007. This increase primarily related to higher bonuses paid in the 2008 period compared to the 2007 period, costs incurred for the transition of the corporate finance function from Vancouver to Denver, increased public company costs related to Sarbanes-Oxley compliance work and higher legal and consulting costs. The general and administrative expenses for fiscal 2009 are expected to be lower as the transition of the finance function from Vancouver to Denver was substantially completed as of December 31, 2008.

Stock-based compensation for the fourth quarter of 2008 was $2.6 million, down $2.2 million from $4.8 million for the fourth quarter of 2007 due primarily to fewer options being granted in the 2008 period versus 2007 together with the Corporation’s lower share price resulting in a decreased cost being assigned to each option awarded in the 2008 period.

Exploration and development expenses for the fourth quarter of 2008 were $5.4 million compared to ($0.7) million for the fourth quarter of 2007. This increase was primarily due to the 2008 period expenditures under an earn-in agreement signed in August 2008 on the Mount Emmons underground molybdenum project in Colorado. Additionally, during the fourth quarter of 2008, previously capitalized Davidson property payments of $2.4 million were expensed due to the postponement of any further development until economic conditions improve.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

Foreign exchange gains for the fourth quarter of 2008 were $18.9 million compared to $0.8 million for the fourth quarter of 2007. During the last half of 2008, the US$ strengthened against the Cdn$ which resulted in a foreign exchange gain on US$ cash balances in entities that have the Cdn$ as their measurement currency.

Interest (income) expense and other for the fourth quarter of 2008 primarily represented interest on the equipment loans together with finance fees on the unused $35 million credit facility. For the fourth quarter of 2007, interest (income) expense and other represented interest and finance fees on the first lien loan which was fully repaid in the second quarter of 2008.

Income and mining taxes for the three months ended December 31, 2008 totalled $44.1 million on income before income and mining taxes of $19.5 million, compared to $4.8 million or 14% of income before income and mining taxes for the three months ended December 31, 2007. The goodwill impairment in 2008 did not have any income tax benefit. Additionally, the income and mining taxes for the fourth quarter of 2008 included special tax valuation allowances of $23.1 million. Excluding those special items, the effective tax rate for the fourth quarter of 2008 was 23.9%. The 2007 effective tax rate was lower than the adjusted 2008 effective tax rate primarily due to a lower enacted statutory tax rate in Canada, which was adjusted in the fourth quarter of 2007.

Cash Flows

Cash generated by operating activities for the three months ended December 31, 2008 was $181.0 million compared to $45.7 million for the same period in 2007. This increase in cash flow from operations was mainly due to the higher net income for 2008, after adjusting for non-cash special items discussed previously, together with working capital adjustments related to the collection of accounts receivable and the draw-down of product inventory.

Fiscal 2008 compared with Fiscal 2007

Income Statement

Net incomefor 2008 was $183.2 million, or $1.53 per basic and $1.39 per diluted common share. After adjusting for 2008 special items totalling $93.1 million ($0.71 per diluted share), 2008 adjusted net income totalled $276.3 million, or $2.31 per basic and $2.10 per diluted common share, compared to $157.3 million for the year ended December 31, 2007, or $1.43 per basic and $1.24 per diluted common share.

Special items included charges taken in the fourth quarter 2008 totalling $93.1 million ($0.71 per diluted common share), which represented the write-down of goodwill of $68.2 million, a change in tax valuation allowances of $23.1 million (related to the realization of tax assets for alternative minimum tax and stock compensation) and a reduction in the after-tax carrying value of finished goods inventories of $1.8 million.

Revenues for the year ended December 31, 2008 were $1,011.4 million, up $97.0 million or 11% from $914.4 million in the year ended December 31, 2007. This increase reflected higher molybdenum sales volume and higher average realized sales prices in 2008. Molybdenum sold from the Corporation’s mines in 2008 was 22.3 million pounds, up 14% from 19.5 million pounds sold in 2007. Sales volumes in the current year were higher than 2007 primarily due to increased production levels. The average realized sales price for molybdenum in 2008 was $30.04 per pound compared to $28.77 per pound in 2007. The volume of material toll roasted and processed for third parties was down 30% in 2008 relative to 2007 due to lower demand for these services in the current year.

Operating expenses for the year ended December 31, 2008 were $524.2 million, down $30.3 million or 5% from $554.5 million in the year ended December 31, 2007. The comparative operating expense amount for 2007 included $29.6 million in non-cash costs related to fair value adjustments arising from the purchase price allocated to inventory on hand at the acquisition of Thompson Creek Metals Corporation USA which were sold in the 2007 period, with no comparable item in the 2008 period. For 2008, operating expenses included a finished goods inventory write-down of $3.0 million ($1.8 million after-tax) as a result of the sharp decline in

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

molybdenum prices during the fourth quarter of 2008. Under Canadian GAAP, inventories are to be recorded at the lower of cost or net realizable value. The remaining increase in the 2008 operating expenses, after adjusting for the various inventory variances for 2007 and 2008, was due to a 7% higher volume of total molybdenum sold in the period, which was partially offset by a lower volume and related cost of third party molybdenum product purchased, processed and resold in fiscal 2008 compared to fiscal 2007.

Cash cost per pound produced decreased to $7.54 per pound produced from $10.03 per pound produced in 2007. The decline in cash cost per pound produced was primarily due to increased production as a result of higher ore grades, recoveries and throughput at the Corporation’s mines, which were partially offset by higher labour costs, higher milling costs (due primarily to higher grinding ball costs and freight costs) and higher mining costs (primarily due to increased fuel and consumption costs).

Selling and marketing expenses for the year ended December 31, 2008 were $10.1 million, up 12% from $9.0 million for the year ended December 31, 2007. This increase is primarily due to the higher volume of molybdenum sold in 2008, resulting in higher sales commissions and freight in 2008 compared to 2007.

Depreciation, depletion and amortization expense for the year ended December 31, 2008 was $45.2 million or 6% less than $48.2 million for the year ended December 31, 2007. This decrease was primarily due to the effects of increased mineral reserve estimates established at both of the Corporation’s mines in late 2007, which was partially offset by the higher volume of molybdenum sold in 2008 compared to 2007 together with an increase in the deferred stripping amortization in 2008.

At December 31, 2008, management completed its annual impairment test of goodwill and long-lived assets, which resulted in an impairment charge against goodwill of $68.2 million and no impairment charge against its long-lived assets. The goodwill impairment charge did not have any impact on the Corporation’s operating cash flows. Refer to “Critical Accounting Estimates – Asset Impairments” for a further discussion.

General and administrative expense for the year ended December 31, 2008 was $24.4 million, compared to $15.9 million for the year ended December 31, 2007. This increase primarily related to higher bonuses paid in the 2008 period compared to the 2007 period, costs incurred for the transition of the corporate finance functions from Vancouver to Denver, increased public company costs related to Sarbanes-Oxley compliance work and higher legal and consulting costs.

Stock-based compensation for the year ended December 31, 2008 was $15.6 million, down $0.7 million from $16.3 million in the year ended December 31, 2007 due primarily to fewer options being granted in 2008 versus 2007 together with the Corporation’s lower share price resulting in a decreased cost being assigned to each option awarded in 2008.

Exploration and development expense for the year ended December 31, 2008 was $7.9 million compared to $4.6 million for the year ended December 31, 2007. This increase was primarily the result of the 2008 expenditures under an earn-in agreement on the Mount Emmons underground molybdenum project in Colorado. Additionally, during the fourth quarter of 2008, previously capitalized Davidson property payments of $2.4 million were expensed due to the postponement of any further development until economic conditions improve. The 2008 and 2007 exploration and development expense also included the Corporation’s share of drilling activities at the Endako Mine as well as Davidson Project permitting costs. During 2007, the Davidson expenditures included costs related to the feasibility study released earlier in the year.

Interest and finance fees for the year ended December 31, 2008 were $15.1 million, down $27.3 million from $42.4 million for the year ended December 31, 2007. This favourable variance can be attributed to the repayment of the first lien loan in the second quarter of 2008, which eliminated the interest expense on such facility in the second half of the year. The 2008 amount also included a $4.4 million expense for finance fees related to the early

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

repayment of the first lien credit facility. The 2007 amount included both a one-time prepayment premium of $2.5 million and a $3.5 million expense for finance fees related to the early repayment of the second lien credit facility.

Interest income for the year ended December 31, 2008 was $2.4 million, down $5.4 million from $7.8 million for the year ended December 31, 2007. This decrease was due to significantly lower interest rates during 2008 together with lower average outstanding cash balances during 2008.

Foreign exchange gains for the year ended December 31, 2008 were $24 million compared to a foreign exchange loss of $4.3 million for the year ended December 31, 2007. During the last half of 2008, the US$ strengthened against the Cdn$ which resulted in a foreign exchange gain on US$ cash balances in entities that have the Cdn$ as their measurement currency. Conversely, during 2007 the Cdn$ strengthened against the US$, resulting in a foreign exchange loss in 2007.

Other expense for the year ended December 31, 2008 was $2.1 million compared to other income of $3.0 million for fiscal 2007. During 2008 the expense was primarily related to an unrealized loss on foreign exchange derivative instruments and the income for 2007 was primarily due to an unrealized gain on foreign exchange derivative instruments.

Income and mining taxes for the year ended December 31, 2008 totalled $140.1 million or 43.3% of income before income and mining taxes, compared to $71.0 million or 31.1% of income before income and mining taxes for the year ended December 31, 2007. The write-down of the goodwill in 2008 did not have any tax benefit, which resulted in the high effective tax rate for 2008. Additionally, the 2008 tax valuation allowances of $23.1 million also contributed to the high effective tax rate. Excluding those items, the effective tax rate for 2008 was 29.9%. During 2007, tax expense included $4.5 million of withholding taxes on the cross-border distribution of earnings. Excluding these withholding taxes, the effective tax rate for the 2007 period was 29.1%.

Cash Flows

Cash generated by operating activities for the year ended December 31, 2008 was $417.6 million compared to $182.6 million for the year ended December 31, 2007. This increase in cash flow from operations was mainly due to the higher revenues and related net income for 2008, after adjusting for non-cash special items discussed previously, together with working capital adjustments related to the collection of accounts receivable and the draw-down of product inventory.

Cash used in investing activities for year ended December 31, 2008 was $235.1 million compared to $53.2 million for the year ended December 31, 2007. In January 2008, a $100.0 million payment was made to the former shareholders of Thompson Creek Metals Corporation USA. This payment was in settlement of an acquisition price adjustment recorded in 2007, which became payable based on the market price of molybdenum in 2007. Additionally, in 2008 property, plant and equipment expenditures increased by $86.7 million to $101.3 million due largely to Endako mill expansion costs. Deferred stripping costs at the Thompson Creek Mine decreased by $5.6 million to $28.6 million in 2008 compared to 2007. Stripping activity in 2007 focused on Phase 6 while the 2008 stripping relates to Phase 7.

Cash used by financing activities for the year ended December 31, 2008 was $20.9 million compared to $117.4 million for the year ended December 31, 2007. In 2008, the Corporation completed an equity financing for net proceeds of $218.1 million on the issuance of 10.9 million shares. In addition, stock options were exercised in 2008 generating cash proceeds of $5.8 million. In September 2008, a normal course issuer bid was approved by the Board of Directors. Beginning in October 2008 and through the date of this report, the Corporation repurchased 2.8 million common shares for cancellation at an average price of Cdn$7.41 per share. Approximately 9.5 million additional common shares can be acquired under this normal course issuer bid through September 2009. During 2008, the Corporation also made $262.1 million in principal payments on its long-term debt obligations, including $236.2 million to fully retire borrowings on the first lien facility, $22.5 million to retire amounts outstanding on its credit facility and $3.4 million on equipment loans. In 2007, the

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

Corporation made debt repayments of $168.2 million, including $16.8 million of principal under its first lien loan, $61.9 million to prepay the second lien credit facility, $87.2 million in principal payments on the credit facility and $2.3 million in principal payments on equipment loans. In addition, during 2007 $50.8 million was raised through the issuance of common shares, including $31.9 million on the private placement of 3,000,000 shares and $18.9 million on the exercise of stock options and warrants.

Operations Review

Thompson Creek Mine

The Corporation’s Thompson Creek Mine and mill are located near Challis, in central Idaho. Mining is done by conventional open pit methods utilizing electric-powered shovels and 200-ton haul trucks. The total property position is approximately 21,000 acres, with all the necessary permits, water, power, easements and rights-of-way in place to allow for 2009 operations. The mill has a capacity of approximately 30,000 tons per day and operates with a crusher, SAG mill, ball mill and flotation circuit.

The table that follows presents a summary of Thompson Creek Mine’s operating and financial results for the three months and years ended December 31, 2008 and 2007:

(US$ in millions except per pound amounts – Unaudited)	Three months ended December 31		Years ended December 31
	2008	2007	2008	2007
Operations
Mined (000’s ore tons)	2,493	3,769	11,860	7,340
Milled (000’s tons)	2,399	2,462	10,063	8,870
Grade (% molybdenum)	0.107	0.047	0.096	0.060
Recovery (%)	91.60	84.40	87.40	82.10
Molybdenum production (000’s lb) [1]	4,824	1,953	16,765	9,269
Cash cost ($/lb produced) [2]	$6.30	$14.48	$7.75	$10.91
Molybdenum sold (000’s lb)	3,849	1,444	13,724	12,064
Realized price ($/lb)	$25.17	$29.47	$30.16	$27.69
Financial[3]
Molybdenum sales	$96.9	$42.6	$414.0	$334.0
Cost of sales
Operating expenses	25.4	21.9	109.0	131.7
Selling and marketing	1.2	0.4	5.1	4.0
Depreciation, depletion and amortization	8.4	3.1	22.3	19.6
Accretion	0.3	0.4	1.4	1.3
	35.3	25.8	137.8	156.6
Income from mining and processing	$61.6	$16.8	$276.2	$177.4

[1]	Mined production pounds are molybdenum oxide and high performance molybdenum disulfide (“HPM”).
[2]

The Thompson Creek Mine cash cost represents the mining, milling, roasting and packaging for molybdenum oxide and HPM produced in the period, including stripping costs. Cash cost excludes: the effect of purchase price adjustments, the effects of changes in inventory, and depreciation, depletion, amortization and accretion. The cash cost for Thompson Creek, which only produces sulphide and HPM on site, includes an estimated molybdenum loss (oxide to sulphide) and an allocation of roasting and packaging costs from the Langeloth facility. See Non-GAAP Financial Measures on page 16 for additional information.

[3]

Since Thompson Creek only produces molybdenum sulfide and HPM on site, the financial information presented includes actual sales of molybdenum oxide, HPM and upgraded products, together with allocations of cost of sales from the Langeloth facility and Thompson Creek USA, including operating expenses, finished goods inventory adjustments, selling and marketing expenses and depreciation, depletion and amortization from the Langeloth facility.

The Thompson Creek Mine produced 4.8 million pounds of molybdenum in the fourth quarter of 2008 compared to 2.0 million pounds in the fourth quarter of 2007. During fiscal 2008, Thompson Creek Mine molybdenum production was 16.8 million pounds compared to 9.3 million pounds in the same period in 2007. During the 2008

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

periods the grade of ore mined was significantly higher than in the prior year periods, averaging 0.107% molybdenum over the 2008 fourth quarter and 0.096% over fiscal 2008. In the comparable 2007 periods, a substantial portion of the production was from lower grade stockpiled material, with the grade averaging 0.047% molybdenum during the 2007 fourth quarter and 0.060% molybdenum in fiscal 2007. Higher recoveries and higher throughput also contributed to the increase in volumes produced. Mill availability was also higher in the 2008 periods compared to the 2007 periods. Milling began operating 7 days a week, from the previous 5 days per week, in late April 2007 thus increasing throughput volumes.

Cash cost per pound produced decreased by 56% to $6.30 per pound for the 2008 fourth quarter from $14.48 per pound for the 2007 quarter. The cash cost per pound produced for the 2008 and 2007 fourth quarter included approximately $8 million and $9 million of mining costs related to stripping, respectively, totalling $1.64 per pound produced and $4.57 per pound produced, respectively, related to future planned production phases. During fiscal 2008, cash costs per pound produced decreased to $7.75 per pound from $10.91 per pound for fiscal 2007. The cash cost per pound produced for fiscal 2008 and 2007 included approximately $28.6 million and $34.2 million of stripping costs, respectively, totalling $1.71 per pound produced and $3.69 per pound produced, respectively, related to future planned production phases. The fiscal 2008 cash cost decline was primarily the result of higher production, which was partially offset by higher labour costs, higher milling costs (due primarily to higher grinding ball costs and freight costs) and higher mining costs (primarily due to increased fuel and consumption costs together with major equipment rebuilds). Cash cost per pound produced are trending down over the last few quarters (Q4 2008 - $6.30; Q3 2008 - $7.38; Q2 2008 - $9.02; Q1 2008 – $8.76) as access to the core of the ore body improved and as ore grade and recoveries from this material continued to increase.

Molybdenum sold from Thompson Creek Mine material for the 2008 fourth quarter was 3.9 million pounds and 13.7 million pounds for fiscal 2008, at an average realized price of $25.17 per pound for the 2008 fourth quarter and $30.16 per pound for fiscal 2008. In the comparable periods of 2007 molybdenum sold was 1.4 million and 12.1 million pounds for the 2007 fourth quarter and fiscal year, respectively, at an average realized price of $29.47 per pound for the quarter and $27.69 for the year.

During the 2008 fourth quarter and fiscal year, sales included delivery against certain forward sales contracts related to Phase 6 production for 0.4 million and 1.8 million pounds, respectively, at an average realized sales price of $14.69 and $17.63 per pound, respectively. During the 2007 fourth quarter and fiscal year, sales included delivery against certain forward sales contracts with fixed-prices for 25,000 pounds and 450,000 pounds, respectively, at an average realized sales price of $28.54 and $27.56 per pound.

Sales volumes in the 2008 fourth quarter were 167% higher than the same quarter in 2007 due to significantly higher production. Sales volumes for fiscal 2008 were 14% higher than fiscal 2007 due to increased production levels in 2008 combined with changes in opening and closing inventory balances for both periods. In 2007, opening inventory was high and was reduced by the end of 2007 resulting in sales significantly in excess of production. Near the end of 2007, the ore processed came primarily from stockpiled materials and, increasingly from Phase 6 ore as waste stripping activity exposed more of the Phase 6 ore throughout the 2007 fourth quarter. The ore processed during the fourth quarter of 2007 had lower grades which limited the available inventory at the beginning of 2008.

Operating expenses in the 2008 fourth quarter and fiscal year were $25.4 million and $109.0 million, respectively, compared to $21.9 million for the fourth quarter of 2007 and $131.7 million for fiscal 2007. The comparative operating expense amount for fiscal 2007 included $29.6 million in non-cash costs related to fair value adjustments arising from the purchase price allocated to inventory on hand at the acquisition of Thompson Creek Metals Corporation USA which was sold in fiscal 2007, with no comparable item in the current period. Excluding the inventory purchase price adjustment, the increased operating expenses in the 2008 periods compared to the 2007 periods was attributable to the increase in the pounds sold.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

Depreciation, depletion and amortization expense for the 2008 fourth quarter and fiscal year were $8.4 million and $22.3 million, respectively, compared to $3.1 million and $19.6 million for the 2007 fourth quarter and fiscal year, respectively. The increase for the 2008 fourth quarter and fiscal year was primarily due to an increase in the deferred stripping amortization in the 2008 periods together with the higher molybdenum sales volumes in the 2008 periods compared to the 2007 periods, which was partially offset by the effects of increased mineral reserve estimates established at the Thompson Creek Mine in late 2007.

Endako Mine

The Corporation has a 75% interest in the Endako open-pit mine, mill and roaster which is located near Fraser Lake, British Columbia. The total property position covers approximately 19,100 acres, with all the necessary permits and ancillary facilities in place to allow current operations. The mill has a capacity of approximately 31,000 tons per day and a 30,900 to 35,300 pound per day multiple-hearth roaster.

The table that follows presents a summary of the Corporation’s 75% share of the Endako Mine’s operating and financial results for three months and years ended December 31, 2008 and 2007:

(US$ in millions except per pound amounts – Unaudited)	Three months ended December 31		Years ended December 31
	2008	2007	2008	2007
Operations
Mined (000’s ore tons)	3,260	1,787	11,039	8,266
Milled (000’s tons)	2,127	1,707	8,902	8,109
Grade (% molybdenum)	0.073	0.057	0.070	0.060
Recovery (%)	75.39	68.70	77.70	72.70
Molybdenum production (000’s lb) [1]	2,949	1,490	9,280	7,097
Cash costs ($/lb produced) [2]	$5.54	$12.39	$7.15	$8.89
Molybdenum sold (000’s lb)	2,709	1,707	8,625	7,413
Realized price ($/lb)	$14.36	$31.03	$27.15	$28.26
Financial
Molybdenum sales	$38.9	$53.0	$234.2	$209.5
Cost of sales
Operating expenses	16.3	15.8	65.0	62.6
Selling and marketing	0.7	0.6	3.2	2.5
Depreciation, depletion and amortization	4.7	2.9	16.6	18.5
Accretion	0.1	0.1	0.4	0.4
	21.8	19.4	85.2	84.0
Income from mining and processing	$17.1	$33.6	$149.0	$125.5

[1]	Mined production pounds are molybdenum oxide.
[2]

The Endako Mine cash cost represents the mining, milling, roasting and packaging for molybdenum oxide produced in the period. Cash cost excludes: the effect of purchase price adjustments, effects of changes in inventory, and depreciation, depletion, amortization and accretion. See Non-GAAP Financial Measures on page 16 for additional information.

The Corporation’s 75% share of molybdenum production at the Endako Mine increased in the fourth quarter of 2008 to 2.9 million pounds from 1.5 million pounds for the fourth quarter of 2007. For fiscal 2008, the Corporation’s share of molybdenum production at the Endako Mine increased to 9.3 million pounds compared to 7.1 million pounds for fiscal 2007. The 2008 mill throughput increased relative to the prior year periods, with the processing of ore that had higher grades and higher recoveries from ore mined in the Denak pit in 2008 compared to ore mined from the Endako pit for 2007. Grades for the fourth quarter of 2008 versus 2007 were 0.073% vs. 0.057% molybdenum and recoveries were 75.39% vs. 68.70%. For fiscal 2008, grades were 0.070% vs. 0.060% molybdenum and recoveries were 77.70% vs. 72.70%.

Cash cost per pound decreased by 55% to $5.54 per pound for the 2008 fourth quarter from $12.39 per pound for the 2007 fourth quarter. During fiscal 2008, cash costs per pound decreased to $7.15 per pound from $8.89 per

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

pound for fiscal 2007. These declines were primarily the result of favourable foreign exchange rates converting Cdn$ costs to US$ costs together with higher production, which was partially offset by higher labor costs, higher milling costs (due primarily to higher consumable costs and higher repairs and maintenance costs in fiscal 2008) and higher mining costs in fiscal 2008 (primarily due to increased fuel and consumption costs).

The Corporation’s share of molybdenum sold from Endako Mine for the fourth quarter of 2008 was 2.7 million pounds at an average realized price of $14.36 per pound. In the comparable quarter of 2007, molybdenum sold was 1.7 million pounds at an average realized price of $31.03 per pound. Sales volumes in the fourth quarter of 2008 were higher than the 2007 quarter due to higher production. Over half of the sales volumes in the fourth quarter of 2008 were made late in the quarter at an average realized price of $10.08 per pound.

The Corporation’s share of molybdenum sold from Endako Mine for fiscal 2008 was 8.6 million pounds at an average realized price of $27.15 per pound. In fiscal 2007, molybdenum sold was 7.4 million pounds at an average realized price of $28.26. Sales volumes in fiscal 2008 were higher than fiscal 2007 primarily due to increased production volumes.

The Corporation’s share of operating expenses in the fourth quarter of 2008 was $16.3 million, or 3% greater than the comparable 2007 quarter. Operating expenses for fiscal 2008 were $65 million, or 4% greater than fiscal 2007. The increased operating expenses in the 2008 periods compared to the 2007 periods can primarily be attributable to the increase in the pounds sold. For fiscal 2008, fuel, consumables and labor costs increased, which were somewhat offset by favourable foreign exchange rates converting the Cdn$ costs to US$ costs.

Depreciation, depletion and amortization expense for the 2008 fourth quarter and fiscal year were $4.7 million and $16.6 million, respectively, compared to $2.9 million and $18.5 million for the 2007 fourth quarter and fiscal year, respectively. The increase for the 2008 fourth quarter was primarily due to the purchase of four new haul trucks. The depreciation, depletion and amortization expense for fiscal 2008 was lower than fiscal 2007 primarily due to increased mineral reserve estimates established in late 2007.

The Endako mill expansion project was approved during the first quarter of 2008 which was designed to increase milling capacity to 55,000 tons per day from the current 31,000 tons per day. Through December 31, 2008, detailed engineering was in progress on the project, with the earthwork and site preparation, the building foundations, the order placement of major mill equipment and the delivery of certain materials and equipment being completed. As discussed previously, due to the slowing demand for molybdenum that resulted in a sudden and sharp decline in molybdenum prices during the fourth quarter of 2008, the Endako mill expansion was postponed until economic conditions improve. Through December 31, 2008, the Corporation’s 75% share of Endako expansion capital incurred was $43 million, with the 75% share of the additional capital commitments in 2009 estimated at approximately $22 million.

Langeloth Metallurgical Facility

The Corporation operates the Langeloth Metallurgical Facility located near Pittsburgh, Pennsylvania. Operations at Langeloth include roasting of molybdenum sulfide concentrate into molybdenum oxide, upgrading molybdenum oxide to pure sublimed oxide, oxide briquettes, ferromolybdenum, as well as the roasting of other metal products. Langeloth also processes molybdenum and certain other metals for other third parties on a tolling, or cost-per-unit processed, basis.

Concentrate produced by the Thompson Creek Mine provides a substantial portion of the feed source for the operations at Langeloth. From time to time, concentrate produced by the Endako Mine also provide a feed source for the operations at Langeloth. In addition, molybdenum product is also tolled for third parties or purchased from third parties for processing at the Langeloth facility. The tolling and purchases are made to improve operating efficiency by increasing capacity utilization at the Langeloth facility.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

Operating results for other operations represent activities related to the roasting and processing of third-party concentrate and other metals at the Langeloth facility and excludes product volumes and costs related to the roasting and processing of Thompson Creek and Endako Mine concentrate. Langeloth costs associated with roasting and processing of Thompson Creek Mine and Endako Mine concentrate are included in their respective operating results.

The following is a summary of Langeloth’s operating results for 2008 and 2007.

(Unaudited)	Three months ended December 31		Years ended December 31
	2008	2007	2008	2007
Operations
Molybdenum sold from purchased product (000’s lb)	1,565	3,066	10,681	11,492
Realized price on molybdenum sold from purchased product ($/lb)	$26.03	$31.88	$32.21	$30.25
Toll roasted and upgraded molybdenum (000’s lb)	1,281	2,253	5,262	13,070
Roasted metal products processed (000’s lb)	4,892	8,150	23,170	27,698

In the 2008 fourth quarter and fiscal year, 1.6 million pounds and 10.7 million pounds of molybdenum processed from purchased concentrate were sold, down 49% and 7% from the amount sold in the comparative periods in 2007, respectively. Third-party concentrate purchases together with third-party purchased concentrate sales volumes declined in the 2008 periods compared to the prior year periods primarily due to increased production at Thompson Creek Mine. Prices averaged $26.03 per pound in the 2008 fourth quarter, declining $5.85 per pound from $31.88 per pound for the 2007 fourth quarter. For the 2008 fiscal year, prices averaged $32.21 per pound, increasing $0.74 per pound from $30.25 per pound fiscal 2007.

The volume of toll roasted and upgraded molybdenum sold decreased by 43% and 60% in the 2008 fourth quarter and fiscal year to the same periods in 2007. This decrease was due to reduced demand for this service as a result of the worldwide financial crisis and economic downturn during the fourth quarter of 2008 together with additional roasting capacity in the marketplace. In these same periods, the volume of other roasted metal products processed decreased by 40% and 16% for the 2008 quarter and fiscal year, respectively, compared to the same periods in 2007.

Davidson Project

Through the first nine months of 2008, permitting of the project continued, with the completion of a detailed feasibility study in March 2008. The detailed feasibility study indicated a capital cost of Cdn$109.0 million. However, given the sudden downturn in the economy and the sharp decline in molybdenum prices in the fourth quarter of 2008, management made a decision to postpone the development of this project until economic conditions improve. As a result, during the fourth quarter of 2008, previously capitalized Davidson property payments of $2.4 million were expensed. While the environmental application for the Davidson Project has been submitted to the regulatory authorities, this had not yet been approved. Meanwhile, the permitting process is continuing.

Mount Emmons Project

In August 2008, the Corporation signed an option with U.S. Energy (“USE”) to acquire up to 75% of an underground molybdenum project in the US in Colorado. The Corporation made a $0.5 million payment to USE upon signing the agreement and under the terms of the agreement, unless the agreement is terminated early, the Corporation will make annual payments of $1 million to USE for a period of six years beginning January 1, 2009 and ending January 1, 2014 (“the Minimum Payments”). The Corporation can earn the right to acquire a 15% interest in the property by spending a total of $15 million on the property, including the Minimum Payments to USE, by June 30, 2011. The Corporation can earn a 50% interest in the property by spending a cumulative total of

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

$50 million on the property by July 31, 2018. If the price of molybdenum drops below $12.50 for twelve consecutive weeks, the agreement contains a force majeure provision which allows a suspension of the required payments under the option agreement (excluding the Minimum Payments to USE) without terminating such agreement. If the Corporation terminates the agreement during the option period, there would be no further obligations under the agreement except that advance or shortfall payments made to that date are forfeited and the Corporation remains obligated to maintain the property in good standing for a period of three months thereafter. Should the Corporation obtain a 50% interest in the property, the Corporation may elect to form a 50/50 joint venture with USE, or may elect to increase its interest in the property to 75% by incurring an additional $350 million in project expenditures, for a cumulative total of $400 million in expenditures and payments. Through December 31, 2008, the Corporation made the minimum required expenditures under the earn-in agreement with USE of approximately $2.5 million.

Liquidity and Capital Resources

At December 31, 2008, the Corporation had cash and cash equivalents of $258.0 million, up from cash and cash equivalents of $113.7 million at December 31, 2007. The Corporation monitors its positions with, and the credit quality of, the financial institutions it invests its cash and cash equivalents. In August 2008, the Corporation adopted an investment policy under which investments are limited to government backed financial instruments, other than balances maintained in various bank operating accounts. As of the date of this report, approximately 90% of the cash and cash equivalents were in cash accounts or investments that were backed by the US and Canadian governments.

The Corporation manages its credit risk from its accounts receivable through established credit monitoring activities. As at December 31, 2008 the Corporation had four customers which owed the Corporation more than $5.0 million each and accounted for approximately 43% of all receivables owing, which subsequently were collected in early 2009. There were another two customers having balances greater than $2.0 million but less than $5.0 million that accounted for 10% of total receivables, which also were collected in early 2009. As of the date of this report, the Corporation has not experienced the development of any material delinquencies regarding the collection of its accounts receivable. However, this is an area the Corporation will continue to monitor given the current economic environment.

Operating activities provided cash flow of $417.6 million during the year ended December 31, 2008. The use of funds for investing activities was $235.1 million, which included $129.9 million of capital expenditures and deferred stripping and $100.0 million paid to the former owners of the Thompson Creek Metals Corporation USA in settlement of contingent purchase price consideration based on molybdenum prices in 2007. The use of funds for financing activities included the $258.7 million repayment of the outstanding first lien loan and credit facility incurred for acquisition of Thompson Creek Metals Corporation USA and initial working capital, which primarily was funded through the share issue proceeds of $218.1 million. This share issuance and resulting loan repayment was the most significant factor for 2008 contributing to improved liquidity, eliminating future principal and interest payments.

Given the significant downturn in the economy and the sharp decline in molybdenum prices, the Corporation has significantly reduced 2009 capital expenditures, including the postponement of the mill expansion project at its 75%-owned Endako Mine and the postponement of the development of the Davidson project. For 2009, total capital expenditures at the Corporation’s operating sites are expected to be approximately $60 million, with the Corporation’s share of estimated sustaining capital expenditures at both mines and the Langeloth Metallurgical Facility totalling $38 million and the Corporation’s 75% share of the estimated Endako mill expansion totalling $22 million.

The line of credit facility which was part of the first lien loan that was repaid was amended and increased from $22.5 million to $35.0 million during the third quarter of 2008. To date, there have not been any borrowings under this amended line of credit facility. At December 31, 2008, the Corporation had $17.3 million in outstanding

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

equipment loans. Management intends to continue to utilize equipment loans during calendar 2009, assuming reasonable credit terms can be obtained.

Cash flows generated from the sale of planned production together with existing cash reserves, the line of credit facility and equipment financings are expected to meet the Corporation’s cash requirements for its operations, sustaining capital spending programs, deferred stripping and working capital requirements. In light of the recent uncertainty about the near-term demand and price outlook for molybdenum together with the worldwide economic downturn, the Corporation is positioned to react quickly to further changes in the molybdenum market in order to maintain an adequate level of working capital.

Non-GAAP Financial Measures – Cash Cost per Pound Produced and Realized Price per Pound Sold

Throughout this MD&A reference is made to cash cost per pound produced. While this is a measure that has been used internally, the Corporation recently clarified the internal definition of the cash cost per pound produced. To date, this key measure has not been included in the Corporation’s externally filed reports. All other measures previously disclosed in the Corporation’s external reports are being discontinued, including the direct production costs per pound produced and the cash operating expenses per pound sold.

The cash cost per pound produced and the realized price per pound sold are considered key measures by Thompson Creek in evaluating the Corporation’s operating performance. Cash cost per pound produced and realized price per pound sold are not measures of financial performance, nor do they have a standardized meaning prescribed by GAAP, and may not be comparable to similar measures presented by other companies. The Corporation’s management believes these non-GAAP measures provide useful supplemental information to investors in order that they may evaluate the Corporation’s financial performance using the same measures as management and, as a result, the investor is afforded greater transparency in assessing the financial performance of the Corporation. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.

The cash cost per pound produced represents the mining, milling, roasting and packaging costs for molybdenum oxide and high performance molybdenum disulfide (“HPM”) produced in the period, which includes deferred stripping costs. Stripping costs represent the costs associated with the activity of removing overburden and other mine waste materials in the production phase of a mining operation. Stripping costs that provide access to mineral reserves that will be produced in future periods that would not have been accessible without the stripping activity are deferred under GAAP and amortized over the mineral reserves accessed by the stripping activity using the units of production method. The cash cost per pound produced excludes the effect of purchase price adjustments, the effects of changes in inventory, and depreciation, depletion, amortization and accretion. The cash cost for Thompson Creek, which only produces sulfide and HPM on site, includes an estimated molybdenum loss (sulfide to oxide) and an allocation of roasting and packaging costs from the Langeloth facility.

The realized price per pound sold represents the molybdenum sales divided by the pounds sold.

The following tables provide a reconciliation of cash costs and cash cost per pound produced, by mine, and operating expenses included in the Corporation’s consolidated statements of income (loss) in the determination of net income:

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

	Three months ended December 31, 2008			Three months ended December 31, 2007

	Operating Expenses (in millions)	Pounds Produced(1) (000's lbs)	$/lb	Operating Expenses (in millions)	Pounds Produced(1) (000's lbs)	$/lb

Thompson Creek Mine
Cash costs(2)	$30.4	4,824	$6.30	$28.3	1,953	$14.48
Less:
Stripping costs deferred	(7.9)		(1.64)	(8.9)		(4.57)
Inventory and other adjustments	2.9			2.5

	25.4			21.9

Endako Mine
Cash costs	$16.4	2,949	$5.54	$18.5	1,490	$12.39
Less:
Inventory and other Adjustments	(0.1)			(2.7)

	$16.3			$15.8

Other Operations	35.0			101.8

Consolidated operating expenses	$76.7			$139.5

Weighted-average cash cost	$46.8	7,773	$6.01	$46.8	3,443	$13.58

	Year ended December 31, 2008			Year months ended December 31, 2007

	Operating Expenses (in millions)	Pounds Produced(1) (000's lbs)	$/lb	Operating Expenses (in millions)	Pounds Produced(1) (000's lbs)	$/lb

Thompson Creek Mine
Cash costs(2)	$129.9	16,765	$7.75	$101.1	9,269	$10.91
Less:
Stripping costs deferred	(28.6)		(1.71)	(34.2)		(3.69)
Inventory and roasting adjustments	7.7			64.8

	109.0			131.7

Endako Mine
Cash costs	$66.3	9,280	$7.15	$63.1	7,097	$8.89
Less:
Inventory and other adjustments	(1.3)			(0.5)

	$65.0			$62.6

Other Operations	350.2			360.2

Condolidated operating expenses	$524.2			$554.5

Weighted-average cash costs	$196.2	26,045	$7.54	$164.2	16,366	$10.03

[1]

Mined production pounds are molybdenum oxide and high performance molybdenum disulfide (“HPM”) from the Corporation’s share of the production from the mines; excludes molybdenum processed from purchased product.

[2]

Cash costs represent the mining, milling, roasting and packaging costs for molybdenum oxide and HPM produced in the period, which includes stripping costs. Cash cost excludes: the effect of purchase price adjustments, the effects of changes in inventory, and depreciation, depletion, amortization and accretion. The cash cost for Thompson Creek, which only produces sulfide and HPM on site, includes an estimated molybdenum loss (sulfide to oxide) and an allocation of roasting and packaging costs from the Langeloth facility.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

Related Party Transactions

The Corporation has a 75% interest in the Endako Mine joint venture. The other participant in the joint venture is a related party as they jointly control significant assets. Consolidated sales to members of a group of companies affiliated with the other participant in the Endako Mine joint venture were $235.7 million for the year ended December 31, 2008, representing 23.3% of the Corporation’s total revenues for 2008 (2007 - $176.1 million and 19.2%). For the year ended December 31, 2008, the Corporation recorded management fee income of $0.8 million (2007 - $0.7 million) and selling and marketing costs of $1.6 million (2007 - $1.4 million) from this group of companies. At December 31, 2008, the Corporation’s accounts receivable included $8.9 million owing from this group of companies (2007 - $8.9 million).

Commitments and Contingencies

The Corporation has entered into a fixed rate mining equipment loan ($13.6 million at December 31, 2008) and variable rate equipment loans ($3.7 million at December 31, 2008). The mining equipment is pledged as collateral for the loans. Each of these loans requires regular principal repayments and mature no later than 2013 for the fixed rate loan and not later than 2010 for the variable rate loans. The fixed rate loan bears interest at 5.9% and the variable rate loans bear interest at LIBOR plus 2.0%. As at December 31, 2008, the variable interest rate was 2.4%, with the LIBOR rate being 0.4%.

Maturities of long-term debt obligations are as follows:

	Fixed rate equipment loan	Variable rate equipment loans	Total
Year ending December 31:
2009	$2.5	$3.1	$5.6
2010	2.7	0.6	3.3
2011	2.8	–	2.8
2012	3.0	–	3.0
2013	2.6	–	2.6
Thereafter	–	–	–
	$13.6	$3.7	$17.3

On acquisition of Thompson Creek USA, the Corporation acquired a contractual agreement to sell up to 10% of certain production at the Thompson Creek Mine at an amount that may be more or less than the then prevailing market price. Deliveries under this contract commenced in 2007 and continue through to 2011. As at December 31, 2008, the Corporation had recorded a liability of $7.3 million related to future deliveries under this agreement (December 31, 2007 – $9.7 million). As this contractual agreement is satisfied by delivery of product, the liability is being drawn down with an offsetting adjustment to molybdenum sales in the determination of net income. For the year ended December 31, 2008, $2.4 million related to this contract had been realized and included in molybdenum sales.

The Corporation has entered into forward sales contracts with fixed-price agreements under which it is required to sell certain future molybdenum production at prices that are different than the prevailing market price. Forward sales contracts in place at December 31, 2008 cover the period 2009 to 2011. At December 31, 2008, the Corporation has committed to sell approximately one million pounds from 2009 through to 2011 at an average price of $19.57 per pound. At December 31, 2008, these contracts had a positive mark-to-market value totalling $4.5 million.

The Corporation uses foreign currency forward contracts to fix the rate of exchange for Canadian dollars at future dates in order to reduce the Corporation’s exposure to foreign currency fluctuations on cash flows related to its share of the Endako Mine’s operations. The terms of these contracts are less than one year. At December 31,

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

2008, the Corporation had open forward currency contracts with a total commitment to purchase Cdn$6.0 million at an average rate of US$0.81.

In January 2008, a payment of $100.0 million was made to the former shareholders of Thompson Creek Metals Corporation USA to settle an acquisition price adjustment recorded in 2007 related to the market price of molybdenum in 2007. The Corporation may be responsible for a further contingent payment in early 2010 of $25.0 million if the average price of molybdenum exceeds $15.00 per pound in 2009.

In the normal course of operations, the Corporation enters into agreements for the purchase of molybdenum. As at December 31, 2008, the Corporation had commitments to purchase approximately 4.1 million pounds of molybdenum sulfide concentrates in 2009 to be priced at a discount to the market price of molybdenum oxide at the time of purchase.

In August 2008, the Corporation signed an option with USE to acquire up to 75% of a molybdenum property in Colorado. The Corporation made a $0.5 million payment to USE upon signing the agreement and in January 2009, the Corporation made another payment of $1.0 million to USE. Under the terms of the agreement, unless the agreement is terminated early, the Corporation will continue to make annual payments of $1.0 million to USE for the remaining period of five years beginning January 1, 2010 and ending January 1, 2014.

The Corporation maintains an employee severance and retention program for certain individuals. As at December 31, 2008, the Corporation had recorded a liability of $14.5 million related to this program (December 31, 2007 – $10.8 million). The Corporation has set aside funding for this liability by making periodic contributions to a trust fund based upon program participants’ salaries. The trust fund assets totaled $14.2 million at December 31, 2008 (December 31, 2007 – $10.0 million) and have been presented as restricted cash, a long-term asset, on the Corporation’s consolidated balance sheets. The Corporation recognized an expense of $4.9 million in 2008 (2007 - $3.9 million) for the employee retention and severance program.

In September and December 2008, the Corporation entered into agreements to purchase certain properties in Idaho and Colorado, subject to due diligence, for a total of $5.7 million. A deposit of $0.1 million was made in September 2008 related to one of these purchase agreements. Subsequent to December 31, 2008, these land purchases were finalized and closed, and the Corporation made a final payment of $5.6 million, of which $4.6 million was paid in cash and the remaining $1.0 million was paid with a promissory note. The promissory note bears interest at a fixed interest rate of 6%, and is due in equal payments over a five year period, with the first payment due in January 2010.

Financial Risks and Uncertainties

Commodity Prices and Foreign Currency

The Corporation’s earnings and cash flows are affected significantly by the market price of molybdenum. The recessionary economic conditions in the US have reduced demand for molybdenum. The Corporation’s two largest molybdenum customer industries, the steel and chemical industries, have reduced their purchase volumes due to the impact of the recession on their businesses. The reduced demand for molybdenum has also resulted in significantly decreased molybdenum prices. The price of molybdenum averaged approximately $33 per pound for the first nine months of 2008 and declined to $8.75 per pound in November 2008 (based on the average weekly Platts Metals Week published molybdenum oxide price). For the two months ended February 28, 2009, the average Platts Metals Week published molybdenum oxide price was $9.18 per pound.

In order for the Corporation to maintain or increase profitability, the Corporation must maintain or increase revenues and improve cash flows and continue to control operational and selling, general and administrative expenses. Continuation or worsening of the current economic conditions, a prolonged global, national or regional economic recession or other events that could produce major changes in demand patterns could have a material adverse effect on our sales, margins and profitability. If the market prices for molybdenum fall below the Corporation’s production costs for a sustained period of time, the Corporation will have to further revise operating

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

plans, including further curtailing production, reducing operating costs and capital expenditures and postponing certain exploration and development programs. The Corporation may be unable to decrease its costs in an amount sufficient to offset reductions in revenues, and may incur losses. If the Corporation is unable to maintain its revenues and control costs in these difficult economic times, the Corporation’s financial condition, results of operations, cash flows, competitive position and trading prices of the Corporation’s common stock could be materially adversely affected.

Substantially all of the Company’s revenues and a significant portion of the Company’s costs are denominated in US dollars, with the exception of the Endako joint venture’s operating costs being denominated in Canadian dollars. The Company has entered into and continues to enter into agreements to fix the exchange rate between the US dollar and the Canadian dollar for a portion of these costs. The Company does not consider these agreements to be accounting hedges.

Financial and Capital Markets

The widely reported domestic and global recession, the associated low molybdenum prices, and the levels of disruption and continuing illiquidity in the credit markets have had an adverse effect on the Corporation’s operating results and financial condition, and such adverse effects could continue or worsen. Disruptions in the credit and financial markets have adversely affected financial institutions, inhibited lending and limited access to capital and credit for many companies. If the Corporation cannot increase its estimated reserves and keep key personnel, it will be unable to raise additional financing. If future financing is not available to the Corporation when required, as a result of limited access to the credit markets or otherwise, or is not available on acceptable terms, the Corporation may be unable to invest needed capital for the Corporation’s development and exploration programs, take advantage of business opportunities or respond to competitive pressures, any of which could have an adverse effect on the Corporation’s operating results and financial condition.

Changes to the market price of molybdenum and assumptions concerning future operating expenses may make capital more costly or unavailable to the Corporation.

Mineral Reserves and Resources

Mineral reserves and resources are estimates and no assurance can be given that the anticipated tons and grades will be achieved or that the expected level of recovery will be realized. The ore grade recovered may differ from the estimated grades of the reserves and resources. Such figures have been determined based upon assumed molybdenum prices and operating costs. Changes in mine operating and processing costs, changes in ore grade and decline in the market price of molybdenum may render some or all of the mineral reserves uneconomic.

Reclamation, Mine Closure and Environmental

The Corporation’s operations are subject to environmental regulations in the jurisdictions in which it operates. Environmental legislation is evolving in a manner that will likely lead to stricter standards and enforcement, increased fines and penalties for non-compliance and more stringent environmental assessments of proposed projects. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations.

As of December 31, 2008, the Corporation had provided the appropriate regulatory authorities in the US and Canada with $27.5 million in reclamation financial assurance for mine closure obligations. Of this amount, $26.9 million represents cash recorded on the balance sheet as reclamation deposits.

The Corporation purchased a Mine Reclamation Costs Policy, effective July 31, 2002 through July 31, 2022 (“the Policy”), from American International Surplus Lines Insurance Company (“AISL”), an AIG Commercial Insurance Group, Inc. subsidiary. The Policy secures the Corporation’s future reclamation obligations at the Thompson Creek Mine, and was uniquely tailored to cover the requirements of the regulatory authorities and the Corporation’s anticipated reclamation cost exposures. The Policy provides the Corporation with an aggregate limit of $35 million for such reclamation costs at the mine. The insurance component provides coverage for

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

increases in reclamation costs due to changes in regulatory requirements and cost increases. AISL also provides reclamation bonds to the regulatory authorities for the Thompson Creek Mine totalling $22.6 million.

As of July 30, 2007, the Policy was “paid up” in full. No further payments are required under the Policy for the insurance component. The terms of the Policy further provide that National Union Fire Insurance Company of Pittsburgh (“National Union”), also an AIG Commercial Insurance Group, Inc. subsidiary, becomes the primary insurer in the event of non-performance of AISL’s insurance obligations. According to a senior representative of AIG Commercial Insurance Group, Inc. (“Senior Representative”) and documents subsequently provided to the Corporation’s insurance agency by the Senior Representative, AIG Commercial Insurance Group, Inc. is independent of financial control by its troubled parent, AIG Insurance Company. Both subsidiaries, AISL and National Union, are regulated by state regulatory authorities in Illinois (AISL) and Pennsylvania (National Union).

The Senior Representative further reported that at the end of calendar 2008, the sixteen AIG Commercial Insurance Group, Inc. state statutory companies (which include AISL and National Union) had assets in excess of $70 billion, and a $27 billion policyholder surplus kept in “pooled funds.” The Senior Representative stated that the policyholder surplus acts like a “safety net” to further secure the obligations of each one of the sixteen state statutory companies.

As required by the Policy, the Corporation funded a commutation account (“Commutation Account”). As of December 31, 2008, the accumulated Commutation Account balance was $21.8 million. The Corporation was advised by the Senior Representative that the payments made into the Commutation Account were not segregated, but were maintained in “pooled funds” for use by AISL and other AIG Commercial Insurance Group companies as they were “premiums” according to the Policy. The Corporation may elect at any time to withdraw its funds from the Commutation Account, subject to certain conditions, including the possible loss of the insurance component. This may result in increased costs to the Corporation under a replacement program.

The Corporation is currently assessing the insolvency risk of these insurers, as well as the benefits and risks associated with the reclamation bonds, Commutation Account, and insurance components of the Policy. The Corporation may elect to commute the Policy depending on the financial condition of these insurance companies, the value of the AISL/National Union policy coverage and replacement costs for alternative financial assurance. Other factors will include market conditions and the availability of comparable alternative surety or insurance vehicles satisfactory to regulatory authorities. Another option being studied is the issuance of letters of credit under the Corporation’s line of credit facility, but this would reduce the Corporation’s available liquidity under this credit facility by the amount of such letters of credit. Failure to provide regulatory authorities with the required financial assurances could potentially result in the closure of one or more of the Corporation’s operations. There can be no assurance the choice of one or more of the foregoing options will not result in a material adverse effect on the Corporation’s operating results and financial condition.

Mineral ores and mineral products, including molybdenum products, contain naturally occurring impurities and toxic substances. Although the Corporation has implemented procedures that are designed to identify, isolate and safely remove or reduce such impurities and substances, such procedures require strict adherence and no assurance can be given that employees, contractors or others will not be exposed to or affected by such impurities and toxic substances, which may result in future liabilities to the Corporation. An additional risk to the operation of the Thompson Creek Mine, the Endako Mine, and the Langeloth metallurgical facility is that standard operating procedures may not identify, isolate and safely remove or reduce such substances. The Corporation is aware that both careful monitoring and effective control are paramount but there is still a risk that the presence of impurities or toxic substances in the Corporation’s product may result in such products being rejected by the Corporation’s customers or penalties being imposed due to such impurities. Such incidents could require remedial action and could result in the suspension or curtailment of the Corporation’s operations.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

Legislation requiring manufacturers, importers and downstream users of chemical substances, including metals and minerals, to establish that the substances can be used without negatively affecting health or the environment may impact the Corporation’s operations and markets. These potential compliance costs, litigation expenses, regulatory delays, remediation expenses and incremental operating costs could negatively affect the Corporation’s financial results.

Critical Accounting Estimates

In preparing financial statements, management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting assumptions affect the consolidated financial statements materially and require a significant level of judgement by management. There is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

Asset Impairments

On October 26, 2006, the Corporation acquired Thompson Creek USA (“Thompson Creek USA”), a private Corporation with producing molybdenum mines and processing facilities in Canada and the US. This acquisition has been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. As the purchase price exceeded the fair value of the net identifiable assets acquired, the Corporation recorded goodwill of $121.6 million on this transaction. This goodwill was allocated to two reporting units, US Operations ($80.0 million) and Canadian Operations ($41.6 million).

The Corporation performs an impairment analysis on an annual basis or more often when events or changes in circumstances indicate that the related carrying amount of such assets may not be recoverable. The Corporation evaluated its long-lived assets and goodwill for impairment as of December 31, 2008 using a net recoverable amount (undiscounted net cash flow) approach and a fair-value based approach, respectively. The current economic environment, the significant declines in molybdenum prices and the decline in the Corporation’s stock price were considered as impairment indicators for the purposes of these impairment assessments.

In evaluating the Corporation’s long-lived assets for recoverability, the pre-tax undiscounted future cash flows of the individual mining operations were used to perform the test. In evaluating goodwill for impairment, estimates of after-tax discounted future cash flows of the individual operations were used to estimate the fair value. The estimated cash flows used to assess recoverability of the Corporation’s long-lived assets and goodwill were derived from current life-of-mine plans using assumptions regarding near and long-term molybdenum price forecasts; commodity based and other operating cost forecasts; sustaining capital expenditures; proven and probable reserve estimates, including any costs to develop the reserves and the timing of producing the reserves; and the use of appropriate current escalation and discount rates. Projected long-term average molybdenum prices and discount rates represented the most significant assumptions used in the cash flow estimates. The Corporation has assumed a long-term molybdenum price of between $11 and $12 per pound in its goodwill assessment. Although the Corporation believes these pricing estimates are reasonable, such estimates are subject to significant uncertainties and judgments. If the Corporation’s estimate of long-term pricing was to change, additional goodwill impairment charges may be required in future periods. Such charges could be material.

Goodwill was assessed for impairment using a two-step approach. The first step compared the fair value of the reporting unit to its carrying value. The Corporation performed this test and determined that the fair value of both reporting units were less than their respective carrying values (including the goodwill), which required the Corporation to perform the second step test. This step compared the fair value of each reporting unit’s goodwill to its carrying amount. The Corporation determined that the fair value of goodwill of both of its reporting units was less than the respective carrying amount, which required the Corporation to recognize an impairment of goodwill for both US operations ($33.0 million) and Canadian operations ($35.2 million), or a total impairment charge of $68.2 million. The goodwill impairment charge did not have an impact on the Corporation’s operating cash flows.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

The Corporation’s impairment evaluation of long-lived assets, other than goodwill, did not result in the identification of an impairment of the long-lived assets.

Determining the fair value requires a number of judgments about assumptions and estimates that are highly subjective that are based on various inputs or assumptions. The actual results may differ from these assumptions and estimates and it is possible that such differences could have a material impact on the Corporation’s financial statements.

Mineral Reserves and Depreciation, Depletion and Amortization

Property, plant and equipment are recorded at cost. Fixed plant and machinery are amortized using the units-of-production method over the estimated life of the ore body based on recoverable pounds to be produced from estimated proven and probable mineral reserves. Facilities, mobile and other equipment are depreciated on either a declining-balance basis or a straight-line basis over the shorter of their estimated useful life and the life of the mine. Repairs and maintenance costs are charged to expense as incurred, except when these repairs significantly extend the life of the asset or result in an operating improvement. In these instances, the portion of the repairs related to the betterment are capitalized as part of plant and equipment and amortized over the period benefited by the repair.

The estimate that most significantly affects the unit of production rate is the quantity of proven and probable molybdenum mineral reserves. The estimation of the extent of mineral reserves is a complex task in which a number of estimates and assumptions are made. These involve the use of geological sampling and models as well as estimate of long term molybdenum prices and future costs. This data could change over time as a result of numerous factors including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Significant judgment is involved in the reserve estimates and actual results may differ significantly from current assumptions.

Asset Retirement Obligations

Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Corporation will incur to complete the work required to comply with existing laws and regulation at each mining operation. Actual costs may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required.

Income and Mining Taxes

In preparing the consolidated financial statements, the Corporation estimates the actual amount of taxes currently payable or receivable as well as deferred tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates and laws is recognized in income in the period in which such changes are enacted.

A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related benefits will not be realized. In determining the amount of the valuation allowance, the Corporation considers estimated future taxable income as well as feasible tax planning strategies in each jurisdiction. If the Corporation determines that all or a portion of the deferred tax assets will not be realized, a valuation allowance will be increased with a charge to income tax expense. Conversely, if the Corporations makes a determination that it ultimately will be able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced with a credit to income tax expense.

At December 31, 2008, tax valuation allowances totalled $75.8 million and covered the Corporation’s US foreign and alternative minimum tax credit carry forwards and all of the Canadian capital and non-capital tax loss carry forwards.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

The determination of the Corporation’s tax expense for the year and its future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. The Corporation is subject to assessments by various taxation authorities which may interpret tax legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Corporation provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

Accounting Changes

a) Financial Instruments and Capital Disclosures

Effective January 1, 2008, the Corporation adopted Canadian Institute of Chartered Accountants (“CICA”) handbook Section 3862, “Financial Instruments – Disclosure”, Section 3863, “Financial Instruments – Presentation”, and Section 1535, “Capital Disclosures”.

Section 3862, “Financial Instruments – Disclosure” and Section 3863, “Financial Instruments – Presentation”, replace existing Section 3861, “Financial Instruments – Disclosure and Presentation”. The new disclosure requirements of Section 3862 are to enable users to evaluate the significance of financial instruments on financial position and performance, as well as the nature and extent of risks the Corporation is exposed to from financial instruments and how those risks are being managed. Section 3863 carries forward, unchanged, the presentation requirements of existing Section 3861.

Section 1535, “Capital Disclosures” requires the Corporation to provide disclosures on its objectives, policies and processes for managing capital.

The adoption of these new accounting standards did not impact the amounts reported in the Company’s financial statements, however, it did result in expanded note disclosure.

b) Inventories

Effective January 1, 2008, the Corporation adopted the new CICA Handbook Section 3031, “Inventories”. This new standard replaced the existing Section 3030 “Inventories” and provides more prescriptive guidance on the measurement and disclosure of inventory. Key requirements of this new standard include that inventories be measured at the lower of cost and net realizable value and the reversal of previous write-downs of inventory to net realizable value when there has been a subsequent increase in the value of this inventory. During 2008, a product inventory write-down of $3.0 million to net realizable value was recognized in accordance with this new policy.

Accounting Policy Developments

a) Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Corporation will adopt the new standards for its fiscal year beginning January 1, 2009. The Corporation does not expect that the adoption of this standard will have any effect on its consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

b) Convergence with International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Corporation’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Corporation’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency, certain contractual arrangements, debt covenants and compensation arrangements.

Therefore during the fourth quarter of 2008, the Corporation commenced the scoping and planning phase of its changeover plan. The Corporation has designated the appropriate resources to the project to develop an effective plan (including the appointment of a project manager, the assignment of operating site personnel to the project and the formation of a steering committee to oversee the project) and will continue to assess resource and training requirements as the project progresses. The Corporation has identified the following four phases of its conversion plan: scoping and planning, detailed assessment, operations implementation and post implementation.

The scoping and planning phase involves establishing a project management effort, mobilizing organizational support for the conversion plan, identifying major areas affected and developing a project charter, implementation plan and communication strategy. The detailed assessment phase will result in accounting policies and transitional exemptions decisions, quantification of financial statement impact, identification of business processes and resources impacted. The operations implementation phase includes the preparation of draft financial statements and design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010. Ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures will continue. Post implementation will include sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond. Due to the change in the IFRS environment over the next two years, all accounting policy decisions will be subject to change until December 31, 2010, at which time the Corporation will prepare more complete disclosure of the implementation of IFRS exceptions and exemptions, as well as the impact of IFRS on the Corporation’s financial statements.

At January 31, 2009, the Corporation had substantially completed the scoping and planning phase. Through the scoping and planning phase, the Corporation’s initial assessment of high impact areas of potential differences follows:

Reclamation liabilities

The Corporation’s future obligations to retire an asset including site closure, dismantling, remediation and ongoing treatment and monitoring are currently recorded as a liability at fair value at the time incurred. The fair value determination is based on estimated future cash flows, the current credit adjusted risk-free discount rate and an estimated inflation factor. The value of asset retirement obligations is evaluated on an annual basis or as new information becomes available on the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings. These changes in value are recorded in the period in which they are identified and when costs can be reasonably quantified, and are capitalized as part of the asset’s carrying value and amortized over the asset’s estimated useful life. Differences under IFRS include:

•	IFRS defines site restoration and environmental provisions as legal or constructive obligations; Canadian GAAP limits the definition to legal obligations.
•

IFRS requires provisions to be updated at each balance sheet date using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability). Canadian GAAP requires the use of a current credit-adjusted, risk-free rate for upward adjustments, and the original credit-adjusted, risk-free rate for downward revisions.

•	Accretion expense is recorded as a finance cost under IFRS rather than as an element of operating cost.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

Joint ventures

The Corporation proportionately consolidated the Endako operating mine as an unincorporated joint venture in which the Corporation has a 75% interest. Differences under IFRS include:

•	Current IFRS guidance permits a choice of either proportionate consolidation or equity accounting for joint ventures, whereas Canadian GAAP requires proportionate consolidation.
•	In a recent exposure draft, the IASB has proposed the removal of proportionate consolidation.

Business combinations

During 2006, the Corporation completed the acquisition of Thompson Creek USA. Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and assigned to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the carrying value of assets and liabilities in the reporting unit. Goodwill is not amortized. Under IFRS:

•	IFRS 1 provides the option to not apply the IFRS business combinations standard on a retrospective basis.
•	A new business combinations standard IFRS 3(R) will be applicable prior to transition, and will significantly change accounting for acquisitions including the following:
•	Transaction costs will be expensed as incurred.
•	Assets and liabilities will be recorded at full fair value, rather than at the value of the consideration paid.
•	In step acquisitions, the assets and liabilities owned prior to the acquisition of majority interest are re-valued at the date of acquisition.

Impairment (long-lived assets, intangibles and goodwill)

In evaluating the Corporation’s long-lived assets for recoverability, the pre-tax undiscounted future cash flows of the individual mining operations are used to perform the test. Goodwill is assessed for impairment using a two-step approach. The first step compares the fair value of the reporting unit to its carrying value. Estimates of after-tax discounted future cash flows of the individual operations are used to estimate the fair value. If the fair value of the reporting unit is less than their respective carrying values, a second step test is applied. The second step compares the fair value of each reporting unit’s goodwill to its carrying amount.

•

IFRS requires the use of a one-step impairment test (impairment testing is performed using discounted cash flows) rather than the two-step test under Canadian GAAP (using undiscounted cash flow as a trigger to identify potential impairment loss).

•	IFRS requires reversal of impairment losses (excluding goodwill) where previous adverse circumstances have changed; this is prohibited under Canadian GAAP.
•	Impairment testing should be performed at the asset level for long-lived assets and intangible assets.

Where the recoverable amount cannot be estimated for individual assets, it should be estimated as a part of a Cash Generating Unit (“CGU”).

•	Impairment testing under IFRS is performed using two new valuation methods – value in use and fair value less cost to sell.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

Property, plant and equipment (“PPE”)

The Corporation’s property, plant and equipment are recorded at cost.

•	IFRS 1 allows companies to elect fair value as the deemed cost of an individual asset at the date of transition.
•

IFRS requires a componentization approach, separately identifying and measuring significant individual components of assets which have different useful lives. Significant components will be depreciated based on their individual useful lives.

Foreign currency translation

The Corporation’s interest in the Endako Mine is accounted for as a self-sustaining operation. The Endako Mine’s measurement currency is the Canadian dollar. The Endako Mine’s assets and liabilities are translated at exchange rates in effect at the balance sheet date and revenues and expenditures are translated at average exchange rates. Differences arising from these foreign currency translations are recorded in the consolidated statements as other comprehensive income in the cumulative translation account.

•	IFRS 1 allows companies to reset their existing cumulative translation account balance to zero at the date of transition.
•

IFRS uses a functional currency concept (currency of the primary economic environment in which the entity operates) to determine the method of measuring foreign currency translation. Canadian GAAP uses the concept of integrated and self-sustaining foreign operations.

Financial Instruments

The Corporation enters into various arrangements such as interest rate protection agreements, foreign currency forward contracts, and molybdenum purchase and sale contracts. The Corporation does not consider any of these arrangements as hedging relationships, nor does it designate these contracts as “normal sales and purchase contracts”.

Financial and derivative instruments, including embedded derivatives, are recorded at fair values on the Corporation’s balance sheet, with gains and losses in each period included in other comprehensive income or net income. Fair values are determined using valuation techniques. These techniques use assumptions based on market conditions existing at the balance sheet date.

•	IFRS does not provide specific transitional rules for embedded derivatives.
•	IFRS has a different derivative definition as compared to existing Canadian GAAP. This difference may have a significant impact on the number of recognized embedded derivatives.

Outstanding Share Data

Common shares and convertible securities outstanding at March 19, 2009 were:

Security	Expiry Dates	Exercise Price (Cdn$)	Common Shares on Exercise (000’s)

Common shares			122,253
Warrants	October 23, 2011	$9.00	24,505
Share options	August 11, 2010 to November 6, 2013	$0.60 to $23.93	8,788
			155,546

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

Controls and Procedures

The Corporation’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of management, the Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Corporation’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation;
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provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and

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provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the annual financial statements or interim financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes Oxley Act of 2002 and National Instrument 52-109, management has conducted an evaluation of the Corporation's internal control over financial reporting. The evaluation is based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Corporation’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weakness in the Corporation’s internal control over financial reporting:

As at December 31, 2008 the Corporation did not maintain effective control over the period end financial reporting process. Specifically, the Corporation did not perform a timely and rigorous review over the application of complex GAAP in both the US GAAP reconciliation and goodwill impairment processes. This control deficiency resulted in a material audit adjustment to goodwill and related disclosures in the Corporation’s consolidated financial statements for the year ended December 31, 2008. Unless remediated, this control deficiency could result in a material misstatement to goodwill and the US GAAP reconciliation note disclosure that would result in a material misstatement of the Corporation’s consolidated financial statements that would not be prevented or detected.

Because of the material weakness, management has concluded that the Corporation’s internal control over financial reporting was not effective as at December 31, 2008.

Remediation Plan

The Corporation’s management continues to enhance the effectiveness of controls related to its period end financial reporting process, including improvements to remediate the material weaknesses that existed as of December 31, 2008. Management has the following remediation plans in progress:

•	enhance controls around the timing and level of review of complex GAAP transactions, including preparation and review of the US GAAP reconciliations and goodwill impairment analysis;

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Years ended December 31, 2008 and 2007

•	implement a financial consolidation system, which through this automation will allow for more time to analyze and review complex GAAP transactions; and
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implement, communicate, and train the sites regarding standardized policies and procedures around the Corporation’s financial closing and reporting of financial results which includes complex GAAP transactions requiring significant accounting judgment.

These programs, as enhanced, are designed to reduce, although it may not eliminate, the risk of a material misstatement to a reasonable level.

Cautionary Statement on Forward-looking Information

This MD&A contains “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the United States Securities and Exchange Commission which is available at www.sec.gov. Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this MD&A and Thompson Creek does not undertake to update any such forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.